

02007697

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 49016

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 7 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
B. Riley & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11150 Santa Monica Blvd., Suite 750
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher 310-966-1444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley Co., as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (~~or affirmed~~) to before me this 13th day of FEB, 2002

Notary Public

Signature 2/13/02

PRESIDENT
Title


KATHY CASH
Commission # 1209226
Notary Public - California
Los Angeles County
My Comm. Expires Jan 24, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B. Riley & Co. Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
B. Riley & Co. Inc.

I have audited the accompanying statement of financial condition of B. Riley & Co. Inc. as of December 31, 2001 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of B. Riley & Co. Inc. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 13, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

B. Riley & Co. Inc.
Statement of Financial Condition
As of December 31, 2001

Assets

Cash and cash equivalents	$ 3,991,833
Marketable securities at market	1,420,317
Deposits with clearing organizations	111,226
Receivable from related parties	71,873
Furniture, equipment, and leasehold improvement, net of $113,055 accumulated depreciation	102,442
Securities, not readily marketable	204,000
Refundable deposits	30,126
Prepaid expenses	26,962
Organization costs, net of $22,786 accumulated amortization	-
Total assets	$ 5,958,779

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$ 204,167
Payable to broker and dealers	1,720,537
Salaries and bonuses payable	1,021,617
Securities sold, not yet purchased, at marketable value	156,492
Income taxes payable	9,856
Total liabilities	3,112,669

Stockholder's equity

Common Stock, no par value, 1,500 shares authorized, issued and outstanding	200,000
Additional paid-in capital	282,719
Retained earnings	2,363,391
Total stockholder's equity	2,846,110
Total liabilities and stockholder's equity	$ 5,958,779

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenues	
Commissions income	$ 6,834,318
Underwriting fees	106,070
Advisory and research fees	57,853
Interest and dividends	145,579
Gain (loss) from investments in securities	4,006,749
Other income	129,424
Total revenues	11,279,993
Expenses	
Employee compensation and benefits	1,691,821
Commissions, trading fees and floor brokerage	7,572,080
Communications	43,742
Interest	193,300
Occupancy & equipment rental	220,351
Taxes, other than income taxes	259,564
Other operating expenses	700,837
Total expenses	10,681,695
Income (loss) before income taxes	598,298
Income tax provision	
Income tax provision	10,168
Total income tax provision	10,168
Net income (loss)	$ 588,130

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 200,000	$ 282,719	$ 2,855,261	$ 3,337,980
Stockholder distribution	–	–	(1,080,000)	(1,080,000)
Net income (loss)	–	–	588,130	588,130
Balance, December 31, 2001	$ 200,000	$ 282,719	$ 2,363,391	$ 2,846,110

The accompanying notes are an integral part of these financial statements.

B. Riley & Co. Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income (loss)		$ 588,130
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 38,735	
Amortization	4,557	
(Increase) decrease in:		
Receivable from broker and dealers	665,356	
Marketable securities, at market	4,368,818	
Deposits held at clearing organizations	66,719	
Prepaid expenses	(26,962)	
(Decrease) increase in:		
Accounts payable and accrued expense	81,609	
Payable to broker and dealers	(2,623,857)	
Income taxes payable	(7,003)	
Salaries and bonuses payable	426,242	
Securities sold, not yet purchased, at market	(1,458,524)	
Unearned revenue	(419,859)	
Total adjustments		1,115,831
Net cash and cash equivalents provided by operating activities		1,703,961
Cash flows from investing activities:		
Purchase of furniture & equipment	(60,139)	
Purchase of securities, not readily marketable	(56,000)	
Increase in refundable deposits	(17,205)	
Net cash and cash equivalents used in investing activities		(133,344)
Cash flows from financing activities:		
Loans made to related party's	(71,873)	
Repayment of short term bank loans	(17,404)	
Stockholder distribution	(1,080,000)	
Net cash and cash equivalents used in financing activities		(1,169,277)
Net increase in cash and cash equivalents		401,340
Cash and cash equivalents at beginning of year		3,590,493
Cash and cash equivalents at end of year		$ 3,991,833
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 193,300	
Income taxes	$ 18,000	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

B. Riley & Co. Inc. (the "Company") was incorporated in the State of Delaware on February 15, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Municipal Securities Rulemaking Board ("MSRB"). The Company commenced operations on February 3, 1997.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions for the Company's customers are executed and cleared by Spear, Leeds & Kellogg on a fully disclosed basis. Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Organization costs are being amortized on a straight-line basis over 60 months.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Note 2: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 1,420,317	$ 156,492

Note 3: DEPOSITS WITH CLEARING ORGANIZATION

The Company has deposited $100,000 with Spear, Leads & Kellogg as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2001 includes interest earned for a deposit total of $111,226.

Note 4: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 13,691	7
Equipment	42,024	5
Computers	147,643	5
Leasehold improvements	12,139	39
Subtotal	215,497	
Less accumulated depreciation	(113,055)	
Property and equipment, net	$ 102,442	

Depreciation expense for the year ended December 31, 2001 was $38,735.

Note 5: SECURITIES, NOT READILY MARKETABLE

The securities are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

Note 6: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities on it's proprietary account at the clearing firm on margin. Margin interest expense was $193,300 for the year ended December 31, 2001.

Note 7: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $10,168 is the California franchise tax at 1.5%.

Note 8: COMMITMENTS

The Company entered into a new lease agreement for office space under a non-cancelable lease which commenced November 1, 2001 and expires October 31, 2004. This lease contains provisions for rent escalation based on increases in certain costs incurred by the leaser.

Future minimum lease payments under the lease are as follows:

Year	Amount
2002	$ 295,334
2003	303,614
2004	260,970
2005 & thereafter	–
Total	$ 859,918

Rent expense was $211,657 for the year ended December 31, 2001.

Note 9: RELATED PARTY TRANSACTIONS

The Company received $1,776,173 in commissions from a related party, SACC Partners, LP, a fund managed by Riley Investment Management, LLC. Riley Investment Management, LLC and the Company are both 100% owned by the same shareholder, Bryant Riley.

The Company is currently carrying to receivables for short term loans to related party's. The Company advance PTR Partners, LLC $34,335 for start-up costs. The Company's sole shareholder and one of its officers hold a minority interest in the partnership.

The Company also advanced its sole shareholder $37,538 at December 31, 2001.

These amounts are due on demand, non-interest bearing and non-allowable assets for net capital purposes.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $2,171,262 exceeded the minimum net capital requirement by $1,974,184; and the Company's ratio of aggregate indebtedness ($2,956,178) to net capital was 1.36 to 1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

B. Riley & Co. Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2001

Computation of net capital		
Stockholder's equity		
Common stock	$ 200,000	
Additional paid-in capital	282,719	
Retained earnings	2,363,391	
Total stockholder's equity		$ 2,846,110
Less: Non-allowable assets		
Interest held on deposit with clearing firm	(11,226)	
Receivable from related party's	(71,873)	
Furniture, equipment & leasehold improvements, net	(102,442)	
Securities, not readily marketable	(204,000)	
Refundable deposits	(30,126)	
Prepaid expenses	(26,962)	
Total non-allowable assets		(446,629)
Net capital before haircuts		2,399,481
Less: Adjustments to net capital		
Haircuts on securities	(203,923)	
Undue concentration	(24,296)	
Total adjustments to net capital		(228,219)
Net Capital		2,171,262
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 197,078	
$2,500 per market made (55)	137,500	
Minimum dollar net capital required	100,000	
Net capital required (greater of above)		(197,078)
Excess net capital		$ 1,974,184
Ratio of aggregate indebtedness to net capital	1.36: 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001.

See independent auditor's report.

B. Riley & Co. Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2001

A computation of reserve requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

B. Riley & Co. Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2001

Information relating to possession or control requirements is not applicable to B. Riley & Co. Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.


RECEIVED
MAR 0 7 2002
PROCESSING
SECTION

B. Riley & Co. Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2001

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
B. Riley & Co. Inc.

In planning and performing my audit of the financial statements of B. Riley & Co. Inc. for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by B. Riley & Co. Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
February 13, 2002